Steven E. Siesser Partner 1251 Avenue of the Americas New York NY 100220 T 212 204 8688 F 973 597 2507 ssiesser@lowenstein.com

January 9, 2015

Ajay Koduri

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CIG Wireless Corp. (the “Company”)
Preliminary Information Statement
Filed December 31, 2014

Dear Mr. Koduri:

On behalf of CIG Wireless Corp. (the “Company”), we are hereby submitting this letter (the “Response Letter”) to respond to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Information Statement on Schedule 14C filed on December 31, 2014 (the “Information Statement”).

The Company has authorized us to respond to the Staff’s comments as follows:

Beneficial Ownership Table

In response to the Staff’s comment, the Company will include the revised beneficial ownership table set forth below when it files the Definitive Information Statement.

“INFORMATION ABOUT CIG WIRELESS SECURITY BENEFICIAL OWNERSHIP

The following table shows, as of the Record Date, (a) all persons we know to be “beneficial owners” of more than five percent of the outstanding Common Stock of CIG Wireless, and (b) the Common Stock owned beneficially by the Company’s directors and named executive officers and all executive officers and directors as a group. Each person has sole voting and sole investment power with respect to the shares shown, except as noted. The table also shows the number of shares over which each beneficial owner named below has voting power, and the percentage such voting power represents among all shares entitled to vote on the Authorized Capital Increase. The following shares and classes of Company stock were entitled to vote on the Authorized Capital Increase: 78,084,314 issued and outstanding shares of Common Stock, 89,202,404 issued and outstanding shares of Series A-2 Preferred Stock and 1,680,492 issued and outstanding shares of Series B Preferred Stock.

January 9, 2015

Name of beneficial owners	Number of Shares Beneficially Owned		Percentage Ownership	Number of Shares over which Beneficial Owner has Voting Power	Percentage of All Shares Entitled to Vote
Five Percent Stockholders:
Fir Tree Inc. Fir Tree Capital Opportunity (LN) Master Fund, L.P. Fir Tree REF III Tower LLC 505 Fifth Avenue, 23rd Floor New York, New York 10017	97,095,175	(1)	58.0%	97,095,175	57.5%
Housatonic Equity Partners IV, L.L.C. Housatonic Equity Investors IV, L.P. Housatonic Equity Affiliates IV, L.P. One Post Street, Suite 2600 San Francisco, California 94140	8,073,949	(2)	10.3%	8,073,949	4.8%
Wireless Investment Fund AG Seestrasse 1, CH-6330 Cham Switzerland	10,000,000		12.8%	10,000,000	5.9%
Compartment IT2, LP Five Concourse Parkway, Suite 3100 Atlanta, Georgia 30328	25,289,853	(3)	32.4%	25,289,853	15.0%
Compartment IT5, LP Five Concourse Parkway, Suite 3100 Atlanta, Georgia 30328	14,200,567	(4)	18.2%	14,200,567	8.4%
Executive Officers and Directors:
Paul McGinn, Chief Executive Officer, President and Director	6,263,804	(5)	8.0%	50,000	*
Grant Barber, Director	186,414	(6)	*	0	-
Gabriel Margent, Director	186,414	(7)	*	0	-
Jarret Cohen, Director (8)	-		-	-	-
Scott Troeller, Director (8)	-		-	-	-
Romain Gay-Crosier, Chief Financial Officer and Treasurer	627,596	(9)	*	0	-
All Executive Officers and Directors as a Group	7,264,228	(10)	9.3%	50,000	*

* Represents less than 1%.

(1)	Fir Tree Inc. has shared dispositive power and shared voting power with respect to 89,202,404 shares of Series A-2 Preferred Stock which, as of the date of this Information Statement, is convertible on a 1-for-1 basis into 89,202,404 shares of Common Stock. Each of Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC have shared dispositive power and shared voting power with respect to 44,601,202 shares of Series A-2 Preferred Stock which, as of the date of this Information Statement, are convertible on a 1-for-1 basis into 44,601,202 shares of Common Stock. Fir Tree Inc. is the investment manager to Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC and has the power to exercise all voting rights with respect to the securities. In addition, as of the date of this Information Statement, Fir Tree Inc. has voting power over 7,892,771 shares of Restricted Stock issued to certain officers, directors and employees of the Company pursuant to the 2014 Equity Incentive Plan.

January 9, 2015

(2)	As reported on its Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2013, Housatonic Equity Partners IV, L.L.C. serves as the sole general partner of each of Housatonic Equity Investors IV, L.P. and Housatonic Equity Affiliates IV, L.P. and has voting and investment control over the 7,718,143 shares of Common Stock owned by Housatonic Equity Investors IV, L.P. and the 355,806 shares of Common Stock owned by Housatonic Equity Affiliates IV, L.P.

(3)	Compartment IT2, LP has dispositive power and voting power with respect to 25,289,853 shares of Common Stock issued on December 31, 2014. Compartment IT2, LP previously held Class A membership interests in Communications Infrastructure Group, LLC (“CIG LLC”), an indirect subsidiary of the Company. On December 31, 2014, pursuant to the Amended and Restated Limited Liability Company Operating Agreement, dated June 30, 2012, as amended (the “CIG LLC Agreement”), of CIG LLC, the Class A membership interests in CIG LLC held by Compartment IT2, LP automatically converted into 25,289,853 shares of Common Stock of the Company at a terminating conversion price of $0.2788 per share (the “IT2 Conversion Shares”). Pursuant to the CIG LLC Agreement, the IT2 Conversion Shares are to be delivered to the Company, on behalf and for the benefit of Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, and are to be held in trust until so delivered. Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC disclaim beneficial ownership of the IT2 Conversion Shares pursuant to Sections 13 and 16 of the Exchange Act.

(4)	Compartment IT5, LP has dispositive power and voting power with respect to 14,200,567 shares of Common Stock issued on December 31, 2014. Compartment IT5, LP previously held Class A membership interests in Communications Infrastructure Group, LLC (“CIG LLC”), an indirect subsidiary of the Company. On December 31, 2014, pursuant to the Amended and Restated Limited Liability Company Operating Agreement, dated June 30, 2012, as amended (the “CIG LLC Agreement”), of CIG LLC, the Class A membership interests in CIG LLC held by Compartment IT5, LP automatically converted into 14,200,567 shares of Common Stock of the Company at a terminating conversion price of $0.2788 per share (the “IT5 Conversion Shares”). Pursuant to the CIG LLC Agreement, the IT5 Conversion Shares are to be delivered to the Company, on behalf and for the benefit of Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, and are to be held in trust until so delivered. Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC disclaim beneficial ownership of the IT5 Conversion Shares pursuant to Sections 13 and 16 of the Exchange Act.

(5)	Mr. Paul McGinn has sole voting power over 50,000 shares of Common Stock purchased during 2013 at $2 per share, and owns 6,213,804 shares of Restricted Stock. Under the terms of the Restricted Stock Awards pursuant to which Mr. McGinn received the Restricted Stock, Mr. McGinn has appointed Fir Tree Inc. to act as his proxy and attorney-in-fact to vote all of his shares of Restricted Stock with respect to all matters to which he is entitled to vote. The shares of Restricted Stock awarded to Mr. McGinn are subject to the vesting and other provisions set forth in the 2014 Equity Incentive Plan and Restricted Stock Awards pursuant to which such shares of Restricted Stock were awarded to Mr. McGinn.

(6)	Mr. Grant Barber owns 186,414 shares of Restricted Stock. Under the terms of the Restricted Stock Awards pursuant to which Mr. Barber received the Restricted Stock, Mr. Barber has appointed Fir Tree Inc. to act as his proxy and attorney-in-fact to vote all of his shares of Restricted Stock with respect to all matters to which he is entitled to vote. The shares of Restricted Stock awarded to Mr. Barber are subject to the vesting and other provisions set forth in the 2014 Equity Incentive Plan and Restricted Stock Awards pursuant to which such shares of Restricted Stock were awarded to Mr. Barber.

(7)	Mr. Gabriel Margent owns 186,414 shares of Restricted Stock. Under the terms of the Restricted Stock Awards pursuant to which Mr. Margent received the Restricted Stock, Mr. Margent has appointed Fir Tree Inc. to act as his proxy and attorney-in-fact to vote all of his shares of Restricted Stock with respect to all matters to which he is entitled to vote. The shares of Restricted Stock awarded to Mr. Margent are subject to the vesting and other provisions set forth in the 2014 Equity Incentive Plan and Restricted Stock Awards pursuant to which such shares of Restricted Stock were awarded to Mr. Margent.

January 9, 2015

(8)	Each of Messrs. Cohen and Troeller serves as an employee of Fir Tree Inc., which is the investment manager to Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC. However, neither Messrs. Cohen nor Troeller has any sole or shared power to vote or control the disposition of any shares of the Company.

(9)	Mr. Romain Gay-Crosier is deemed to beneficially own 627,596 shares of Restricted Stock. Mr. Gay-Crosier was granted 621,383 shares of Restricted Stock under the 2014 Equity Incentive Plan and Mr. Gay-Crosier’s wife, Ms. Kristin O’Connor, was granted 6,213 shares of Restricted Stock under the 2014 Equity Incentive Plan. Under the terms of the Restricted Stock Awards pursuant to which Mr. Gay-Crosier and his wife received the Restricted Stock, Mr. Gay-Crosier and his wife have each appointed Fir Tree Inc. to act as his/her proxy and attorney-in-fact to vote all of his/her shares of Restricted Stock with respect to all matters to which he/she is entitled to vote. The shares of Restricted Stock awarded to Mr. Gay-Crosier and his wife are subject to the vesting and other provisions set forth in the 2014 Equity Incentive Plan and Restricted Stock Awards pursuant to which such shares of Restricted Stock were awarded to Mr. Gay-Crosier and Ms. O’Connor. Mr. Gay-Crosier disclaims beneficial ownership with respect to any shares other than the shares owned of record by him.

(10)	The 7,264,228 shares beneficially owned by all executive officers and directors as a group includes shares owned by Paul McGinn, Romain Gay-Crosier (including shares held by his wife, for which he disclaims beneficial ownership), Gabriel Margent and Grant Barber. 7,214,228 shares of Restricted Stock owned by each of the Company’s officers and directors are included three times in the table in accordance with the rules governing disclosure of beneficial ownership (this figure includes 6,213,804 shares of Restricted Stock owned by Paul McGinn, but does not include 50,000 shares of Common Stock owned by Mr. McGinn, which do not represent Restricted Stock, but rather were purchased by Mr. McGinn and which appear twice in the table). In addition to being shown as owned by the respective officer or director individually, shares owned by each officer and director are also included within the 7,264,228 shares beneficially owned by all executive officers and directors as a group. Of the 7,264,228 shares owned by the executive officers and directors as a group, 7,214,228 (including shares the shares owned by Mr. Gay-Crosier’s wife) are Restricted Stock, and are therefore also included within the 7,892,771 shares of Restricted Stock over which Fir Tree Inc. has voting power. The 7,892,771 shares of Restricted Stock over which Fir Tree Inc. has voting power include 7,214,228 shares owned by the Company’s officers and directors (including the shares owned by Mr. Gay-Crosier’s wife) and 678,543 shares of Restricted Stock owned by other employees of the Company. Fir Tree Inc. has beneficial ownership of a total of 97,095,175 shares.”

Item 13(a) of Schedule 14A

We respectfully submit that the information called for by Item 13(a) of Schedule 14A is not required to be included in the Information Statement. We believe that Instruction 1 to Item 13 permits us to omit any information called for pursuant to Item 13(a) because such information is not material for the exercise of prudent judgment in regard to the matter to be acted upon, specifically the consent to amend the Company’s Articles of Incorporation to increase the number of authorized shares of the common stock of the Company, par value $0.00001 per share (the “Common Stock”) from 100,000,000 to 300,000,000 shares and to increase the number of authorized shares of our Preferred Stock from 100,000,000 to 205,000,000 shares (the “Authorized Capital Increase”). Instruction 1 to Item 13(a) provides that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” As more fully described in the Information Statement, the Authorized Capital Increase is being effectuated solely to provide sufficient excess authorized shares for potential future issuances of capital stock. The Company does not have any present intention or obligation to issue the shares that would become available as a result of the Authorized Capital Increase.

January 9, 2015

As disclosed in the Information Statement, the Company is effectuating the Authorized Capital Increase because the Company is contractually obligated to maintain a reserve of authorized shares pursuant to the terms of the Company’s existing Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock (the “Certificate of Designation”). The Certificate of Designation requires that the Company establish a reserve and maintain sufficient authorized shares of Series A-2 Preferred Stock and Common Stock to permit the issuances of each such class upon operation of the provisions of the Certificate of Designation, namely the issuance of the incremental anti-dilution shares in respect of the Class A Interests and conversion of the Series A-2 Preferred Stock, as described in the Information Statement. The Company respectfully notes that maintaining a reserve of authorized shares does not mean that the Company is obligated to issue, or has any intent to issue, such reserved shares. The subject shares only will be issued if certain events, all of which are outside of the Company’s control, occur. The Company cannot predict whether, and if so, how many, additional incremental anti-dilution shares will be issued or when any holder may elect to convert its shares of Series A-2 Preferred Stock into shares of Common Stock. Furthermore, the Company has no indication that either holder of the Series A-2 Preferred Stock has any intention to voluntarily convert any shares of Series A-2 Preferred Stock into shares of Common Stock at this time.

The Company is also effectuating the Authorized Capital Increase to facilitate the exchange of the Class A Interests into shares of Common Stock. The number of shares of Common Stock issuable upon an exchange of the Class A Interests is a function of the twenty (20) trading days’ volume weighted average price of the Company’s Common Stock, unless the holder elects to effect a voluntarily exchange. Although the Class A Interests will be automatically exchanged on March 31, 2015, until the exchange price is established, it will not be known whether any of the shares that would become available as a result of the Authorized Capital Increase will be issued upon such exchange of the Class A Interests. However, if the holder of the Class A Interests elects to make a voluntary exchange before March 31, 2015, then the exchange price is fixed at $1.00 per share. Upon a voluntary exchange, none of the shares within the Authorized Capital Increase would be required to be issued. The Company has no indication that the holder of the Class A Interests has any intention to elect a voluntary exchange prior to March 31, 2015. Accordingly, the Company has no present intent to issue any of the shares that would become available as a result of the Authorized Capital Increase in connection with the exchange of the Class A Interests.

In addition, the Company believes that it is in its best interests to provide for sufficient authorized, but unissued and unreserved, capital stock to permit future issuances, on an as-needed basis without the delay or expense of seeking stockholder approval (except as may be required by applicable laws or the rules of any stock exchange or national securities association trading system on which our securities may be listed or traded, including the OTC Bulletin Board). These potential future issuances may be for future tower asset acquisitions, related financing and other matters that may arise from time to time, which the Board considers appropriate to issue capital stock.

January 9, 2015

Even if the Staff were to find a present intent to issue the preferred stock in connection with the Authorized Capital Increase, the Company respectfully submits that the information is not material to the exercise of prudent judgment with respect to the action taken. The Company believes that the key information relevant to a decision on the Authorized Capital Increase is the Company’s ability to comply with its current contractual obligations; specifically, the Company would be in violation of its current contractual obligations if it does not effect an increase in its authorized capital.

For the foregoing reasons, we respectfully submit that the information required by Item 13(a) of Schedule 14A is not required in the Information Statement.

If you have any questions with respect to the foregoing, please feel free to call me at (212) 204-8688.

Very truly yours,

/s/ Steven E. Siesser

Steven E. Siesser

cc: Paul McGinn

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